Exhibit 99.29

130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@avalonraremetals.com www.avalonraremetals.com

NEWS RELEASE

September 14, 2010	No. 10-16

Avalon Rare Metals Announces Filing of Short Form Preliminary Prospectus

Toronto, ON — Avalon Rare Metals Inc. (TSX:AVL)(OTCQX:AVARF) ("Avalon" or the "Company") announced today that it has filed a short form preliminary prospectus with the securities regulators in each of the Provinces of Canada (other than Québec), pursuant to which the Company proposes to complete an offering of units of the Company upon terms to be determined in the context of the market. Each Unit will be comprised of one common share in the capital of the Company and one-half of one common share purchase warrant. Each whole Warrant will entitle the holder thereof to acquire one common share for a period of 12 months following the closing date of the Offering. CIBC World Markets Inc. is acting as lead underwriter for the Offering, along with a syndicate of underwriters.

The net proceeds of the Offering will be used to continue exploration and development of the Company's Thor Lake project in the Northwest Territories and for general corporate purposes. The Offering remains subject to the approval of the Toronto Stock Exchange and applicable regulatory approvals.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities described herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or any state securities laws and may not be offered or sold in the United States or to "U.S. persons", as such term is defined in Regulation S promulgated under the 1933 Act, absent registration or an applicable exemption from the registration requirements of the 1933 Act and applicable state securities laws.

About Avalon Rare Metals Inc. (TSX:AVL)(OTCQX:AVARF)

Avalon Rare Metals Inc. is a mineral exploration and development company focused on rare metals deposits in Canada. Its flagship project, the 100%-owned Nechalacho Deposit, Thor Lake, NWT, is emerging as one of the largest undeveloped rare earth elements resources in the world. Its exceptional enrichment in the more valuable 'heavy' rare earth elements, which are key to enabling advances in green energy technology and other growing high-tech applications, is one of the few potential sources of these critical elements outside of China, currently the source of 95% of world supply. Avalon is well funded, has no debt and its work programs are progressing steadily. Social responsibility and environmental stewardship are corporate cornerstones. Avalon's performance on community engagement in the north earned it the 2010 PDAC Environmental and Social Responsibility Award.

Shares Outstanding: 81,182,670. Cash resources: approximately $11 million.

To find out more about Avalon Rare Metals Inc., please visit our website at www.avalonraremetals.com. For questions and feedback, please e-mail the Company at ir@avalonraremetals.com.

This news release contains forward-looking information and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Forward-looking information is based on the opinions and estimates of management at the date the information is given, and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. The forward-looking information contained herein is given as of the date hereof and the Company assumes no responsibility to update or revise such information to reflect new events or circumstances, except as required by law.

For more information, please contact

Avalon Rare Metals Inc.
Don Bubar
President and CEO
416-364-4938
ir@avalonraremetals.com
www.avalonraremetals.com
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